melanin haircare

Capital Department


melanin haircare
5 Reasons to Invest in Melanin Haircare!
melanin
Long-Lasting Definition
melanin

Subject Line: 5 Reasons to Invest in Melanin Haircare! 🌟

Our round is off to an incredible start with nearly $400K raised from over 500 investors! Melanin Haircare has always been about more than just products – we're on a mission to continue celebrating natural hair, fostering community, and creating luxurious, effective haircare for everyone.

Here's why you should join us:

1. Booming Market Opportunity 📈
The global haircare market is thriving, valued at $106B with a 10.4% CAGR. Melanin Haircare is well-positioned to capture significant market share with our high-quality, natural products.

2. Proven Success 💪
We've generated $23.5M in revenue with $0 spent on traditional advertising. Our loyal community and word-of-mouth marketing have driven our success, highlighting the effectiveness and appeal of our products. We are on track to hit $8M in revenue in 2024 alone.

3. Award-Winning Products 🏆
Our products have been recognized and celebrated by some of the biggest names in beauty with awards from Allure, Glamour, Elle, PopSugar, InStyle, Women's Health, Essence, and most recently Cosmopolitan's 2024 Holy Grail Awards for Melanin Haircare's Plumping Deep Conditioner.

4. Strong Retail Partnerships 🌍
Our products are available in over 2,000 prestigious beauty retail doors, including Ulta, Sephora, Selfridges, and more. This extensive retail presence amplifies our brand visibility and accessibility.

5. Dedicated Community 💖

With a 48% repeat customer rate and a 90 NPS score, our community-driven approach sets us apart. We listen to our customers and continuously improve our products based on their feedback.

Join us on this incredible journey and invest in Melanin Haircare today to set the gold standard in natural haircare with us! 🌟

Invest today → wefunder.com/melaninhaircare

Thank you for your continued support!

Warm Regards,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **WF Update - Cosmo Holy Grail Award**



Subject: Our Plumping Deep Conditioner Was Just Named a 2024 Cosmopolitan Holy Grail Product!! 🎉

Have you heard the exciting news?! Melanin Haircare's Plumping Deep Conditioner has been crowned as a 2024 Cosmopolitan Holy Grail Product! 🏆✨

For the past year, the beauty experts at Cosmopolitan – one of the world's biggest beauty magazines – have been meticulously testing over 500 different beauty products to identify the best of the best. Their rigorous testing led them to select 216 standout products for their 2024 Holy Grail Beauty Awards, and OUR Plumping Deep Conditioner made the cut as the Best Deep Conditioner! 🧴

Cosmo's beauty editor raved about our product to their audience of 62 million! Here's what she had to say:

"I cannot even describe the shock my system incurred when I tried this hair mask on my fine, damaged hair. Instead of weighing it down and looking greasy, the hydrating formula uses hyaluronic acid to help moisturize without weighing my hair down (and shockingly, it makes my hair look way fuller and softer even). I will be loading this on my ends once a week for now until forever." —BG

This prestigious award is a true testament to the unmatched quality and effectiveness of our products. It's a recognition that aligns with our mission to provide luxurious yet affordable solutions that deliver on their promises.

We're on a remarkable journey, and we'd love for you to be a part of it. Your investment not only supports our growth but also empowers us to continue creating award-winning products that our community loves.

We're just getting started, join us! → wefunder.com/melaninhaircare/invest 🚀

Thank you for your unwavering support and belief in our vision. 🫶

Warm regards,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **DM to Celeb Connects**

Hey [Name]!

I hope you're doing amazing! As one of my closer social media friends, I wanted to share some exciting news with you about Melanin Haircare …

You know how passionate we are about creating products that empower our community. Well, we're stepping it up a notch with a community investment round! 🫶

This is a unique chance for our fans and supporters to join us. If you're interested in getting involved or just want to learn more, check us out at wefunder.com/melaninhaircare ✨

Thank you for believing in our vision!

❤️ Whitney

- <mark>**LinkedIn Cold Outreach**</mark>

Connection Request (300 characters max)

Hi [Name], Whitney here, CEO and Co-Founder of Melanin Haircare. We're on a mission to transform the $106B global haircare market with our award-winning natural haircare with $23M+ in lifetime revenue. We just opened a highly-anticipated investment round and would love to connect to discuss!

1st Message - Intro

Hi (Name),

Thanks for connecting! It's an exciting time at Melanin Haircare — we've raised almost $400K in just a few weeks!

Melanin Haircare is shaking up the $106B global haircare market with high-quality, natural products offered at accessible prices. We have a strong presence in over 2,000 prestige beauty retail doors worldwide and $23M+ in lifetime revenue with $8M forecasted in 2024.

We're carving out a portion of the round for strategic partners. I wanted to see if you might be interested.

Are you free for a quick call this week?

Warm Regards,
Whitney

2nd Message - Following Up if There Is No Reply (3 Days Later):

Hi [Name],

Just checking in to see if you got my last message about Melanin Haircare's investment round. I'd love to hear your thoughts and answer any questions you may have. Let me know if you're up for a chat!

Best,
Whitney

- <mark>**LinkedIn outreach (warm leads)**</mark>

1st Message - Intro

Hi [Name],

Hope you're well! I'm reaching out because my company, Melanin Haircare, has an open investment round and thought you'd be interested.

Melanin Haircare offers award-winning natural products at affordable prices. We're set to transform the $106B market with $23M+ in lifetime revenue and a strong presence in 2,000+ prestige beauty retail doors worldwide.

I'd love to count you in alongside our leading VCs VMG Partners and Rose Park Advisors. Learn more at wefunder.com/melaninhaircare (investments start at $250 and go up to $500K).

Happy to answer any questions or hop on a call!

Talk soon,
Whitney

2nd Message - Follow Up if There Is No Reply (3 Days Later):

Hi [Name],

Just checking in one last time about Melanin Haircare's investment round.

Let me know if you have any questions about the opportunity — I'd love to have your support before the round fills up if you're interested. You can learn more and invest directly ($250 min. to $500K+) at wefunder.com/melaninhaircare.

All the best,
Whitney

- **LinkedIn Outreach to CurlMix Investors**

Connection Request (300 characters max)

Hi [Name], Whitney White here, CEO & Co-Founder of Melanin Haircare – Award-Winning natural haircare with $23M+ in revenue, transforming the $106B market. We thought you'd be interested in taking a look at our community investment round: wefunder.com/melaninhaircare. Let's connect!

1st Message - Intro



Capital Department

Hi (Name),

Thanks for connecting!

As you know, the natural haircare space is heating up! Melanin Haircare is on a mission to shake up the $106B market with our high-quality, award-winning natural products, offered at accessible prices. We have a strong presence in over 2,000 prestige beauty retail doors worldwide and $23M+ in lifetime revenue with $8M forecasted in 2024.

We're carving out a portion of our community round for enthusiasts and investors passionate about the space. I wanted to see if you might be interested. You can check out our raise at wefunder.com/melaninhaircare.

Warm Regards,
Whitney

2nd Message - Following Up if There Is No Reply (3 Days Later):

Hi [Name],

Just checking in one last time about Melanin Haircare's investment round. I'd love to hear your thoughts and answer any questions you may have. If you're interested in getting involved or just want to learn more, drop them here at wefunder.com/melaninhaircare

Best,
Whitney

- **Wefunder Update: Investment Opportunity FAQ**


melanin haircare
Answering All Your Melanin Haircare Investing Questions!
melanin
Multi-Use Softening Leave In Conditioner
melanin
African Black Soap Reviving Shampoo
Revitalizing Tea Tree
Soothing Tumeric
Black Cumin Seed

Subject: Investment Opportunity FAQ! 🚀

Hi Melanin Haircare Community and investors!

We had an amazing time at our first investor webinar last week. You had such great questions that we wanted to capture them here to share with everyone. Below, you'll find answers to all your Melanin Haircare investment opportunity questions!

💸What benefits will we get in the long run as investors?

As investors in Melanin Haircare, when we win, you win! If Melanin Haircare is acquired or undergoes an exit event such as a merger or IPO, you'll receive a portion of the proceeds based on your investment. This could mean significant returns depending on the valuation at the time of the transaction. You'll also have the rare opportunity to invest alongside our institutional investors!

🤝Why are you raising a Wefunder community round?

We decided to open a community round on Wefunder because so many of you were interested in investing. We love the idea of including our supporters in our journey and expansion, allowing you to also benefit from the brand's success. Our Wefunder campaign will also serve as a bridge between VC raises, providing the necessary capital to reach our next stage of growth.

📈Can we increase our investment or make changes to our investment?

melanin haircare

Capital Department

Yes, you can absolutely increase your investment or make changes before the campaign closes! We appreciate your confidence in Melanin Haircare and encourage those who wish to invest more to do so while the opportunity is still available.

To increase your investment, follow these steps:

1. Visit https://wefunder.com/portfolio and select Melanin Haircare.
2. Click on "Edit Your Investment" and enter the new total amount you wish to invest.

**What is the last day to invest?**

At this time, we do not have a set close date for the campaign, however, the round will remain open until we hit our goal. Our initial goal is $1M, but we may keep the round open until we reach $1.2M. We encourage you to invest sooner rather than later to secure your spot!

**Will there be another community round in the future?**

While we can't guarantee what the future holds, this round will most likely be the last opportunity to join us as a "community investor." Our future fundraising efforts will likely focus on institutional investors as we continue to scale and reach new heights.

 **Where do you see Melanin Haircare in the next 5 years?**

In the next five years, we envision Melanin Haircare continuing to transform the natural haircare industry. We are entering a significant growth phase as we expand our footprint, both in terms of product offerings and market reach. Our goal is to become a household name in the natural haircare industry, recognized for quality, effectiveness, and community focus.

Ready to join us? Invest or increase your investment today → wefunder.com/melaninhaircare/invest

Here's to reaching new heights together! ✨

Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **Wefunder Update: Webinar Replay 5/9**

melanin haircare

Capital Department



Subject Line: Live Webinar Replay 🌟

Hi Melanin Haircare Community and investors!

Wow, what a turnout! Over 370 of you joined us for our First LIVE Investor Webinar yesterday, and we loved the energy you all brought! It was beautiful reading through the messages from our earliest supporters about how the Melanin Haircare products transformed their natural haircare journeys, and exciting to connect with so many of our newest investors and community members! 🚀

🎥 Missed the webinar? Don't worry! You catch a replay here: Melanin Haircare Webinar Replay

During the webinar, we dove into our traction and vision to scale Melanin Haircare to new heights. We also shared some exciting insights and updates you won't want to miss!

We'd love to have you by our side as we continue to grow and expand. You can invest in Melanin Haircare starting at $250, or increase your current investment at →
wefunder.com/melaninhaircare/invest

Want to know more or have any questions? Check out our FAQ section below or feel free to connect with us directly in the comments, or in the "Ask A Question" section via our WeFunder page!

Thank you again for your continued support and for making our first LIVE webinar a success! ✨

Warm Regards,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

Quick Investment Round FAQ:
We've received many questions regarding investing in Melanin Haircare, so we've decided to include a few answers to the most asked below!

"How do I invest?"
To invest, follow these steps:
1. Visit https://wefunder.com/melaninhaircare/invest.
2. Enter your desired investment amount.
3. Enter or confirm your investor information.
4. Select your payment method.
5. Read through the "Legal Stuff."
6. And simply click "Complete Investment" to pledge your investment in Melanin Haircare!

"Can I increase my investment?"
Absolutely! You can invest as much as you prefer, including increasing your current investment, as long as the round is still open.

"How do I increase my investment?"
To increase your investment, follow these steps:
1. Visit https://wefunder.com/portfolio and select Melanin Haircare.
2. Click on "Edit Your Investment" and enter the new total amount you wish to invest.

"Will there be another community investment round in the future?"
While we can't guarantee what the future holds, this round will most-likely be the last opportunity to join us as a "community investor." The plan is for the next raise to be from institutional dollars, as this community round is acting as a bridge between VC raises. We decided to open it up to the community because so many of you were interested in investing in some capacity, and we love the idea of including our supporters in our journey and expansion, allowing you all to also benefit from the success of the brand. Thank you for believing in our vision; together we will continue to establish a new gold standard in natural haircare.

- **Webinar Replay Email: Attendees 5/9**

Subject Line: Thank You for Coming & Webinar Replay!

Hi [Name],

Thank you to everyone who attended our first investor webinar yesterday! It was wonderful to connect with over 370 of you, from our newest investors to our earliest supporters.

Missed the webinar? We have a recording available here for you: Melanin Haircare Webinar Replay

In case you missed it, we're excited to announce that Melanin Haircare's Plumping Deep Conditioner was just recognized as a 2024 Cosmopolitan Holy Grail Product! This is a testament to the quality and effectiveness of our natural haircare products.

[Insert photo of big award]

We'd love to count you in as we take Melanin Haircare to new heights. You can invest (starting at $100 to $500K+) or increase your investment today at wefunder.com/melaninhaircare/invest.

If you have any questions, please check out the FAQ section below or feel free to connect with me directly. Thank you once again for your continued support and enthusiasm.

Best Wishes,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

Quick Investment Round FAQ:
A lot of you have had questions regarding investing in Melanin Haircare. We've included answers to many of your questions below!

"How do I invest?"
To invest, follow these steps:
1. Visit https://wefunder.com/melaninhaircare/invest.
2. Enter your desired investment amount.
3. Enter or confirm your investor information.
4. Select your payment method.
5. Read through the "Legal Stuff."
6. And simply click "Complete Investment" to invest in Melanin Haircare!

"Can I increase my investment?"
Absolutely! You can invest as much as you want to, including increasing your current investment, as long as the round is still open.

"How do I increase my investment?"
To increase your investment, follow these steps:
1. Visit https://wefunder.com/portfolio and select Melanin Haircare.
2. If the funds for your investment have NOT been disbursed, click on "Edit Your Investment" and enter the new total amount you wish to invest.

"Will there be another community investment round in the future?"

While we can't guarantee what the future holds, this round might be the only opportunity to join us as an investor. We decided to raise on Wefunder because so many of you asked us if you could invest, and we loved the idea of including our early supporters in our journey and expansion. Thank you for believing in our vision; together we can set a new gold standard in natural haircare.

- **Webinar Replay Email: Registrants 5/9**

Subject Line: Thank You for Coming & Webinar Replay!

Hi [Name],

Thank you to everyone who attended our first investor webinar yesterday! It was wonderful to connect with over 370 of you, from our newest investors to our earliest supporters.

Missed the webinar? We have a recording available here for you: Melanin Haircare Webinar Replay

During the webinar, we dove into our traction and vision to scale Melanin Haircare to new heights. We also shared an exciting announcement: Melanin Haircare's Plumping Deep Conditioner was just recognized as a 2024 Cosmopolitan Holy Grail Product!

We'd love to count you in as we take Melanin Haircare to new heights. You can invest (starting at $100 to $500K+) or increase your investment today at wefunder.com/melaninhaircare/invest.

If you have any questions, please check out the FAQ section below or feel free to connect with me directly. Thank you once again for your continued support and enthusiasm.

Best Wishes,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

Quick Investment Round FAQ:
A lot of you have had questions regarding investing in Melanin Haircare. We've included answers to many of your questions below!

"How do I invest?"
To invest, follow these steps:
7. Visit https://wefunder.com/melaninhaircare/invest.
8. Enter your desired investment amount.
9. Enter or confirm your investor information.

10. Select your payment method.
11. Read through the "Legal Stuff."
12. And simply click "Complete Investment" to invest in Melanin Haircare!

"Can I increase my investment?"

Absolutely! You can invest as much as you want to, including increasing your current investment, as long as the round is still open.

"How do I increase my investment?"

To increase your investment, follow these steps:

1. Visit https://wefunder.com/portfolio and select Melanin Haircare.
2. Click on "Edit Your Investment" and enter the new total amount you wish to invest.

"Will there be another community investment round in the future?"

While we can't guarantee what the future holds, this round might be the only opportunity to join us as an investor. We decided to raise on Wefunder because so many of you asked us if you could invest, and we loved the idea of including our early supporters in our journey and expansion. Thank you for believing in our vision; together we can set a new gold standard in natural haircare.

- **Webinar Replay Email: Subscriber Group 5/9**

Subject Line: Webinar Replay + Cosmopolitan Holy Grail Award!! 🌟

Hi [Name],

We're still buzzing from the energy of our first investor webinar—what an incredible turnout! Over 370 of you joined us, from our newest community members to our earliest supporters. Thank you for making it such a memorable event! 🚀

🎥 Missed the webinar? No worries! You can catch the recording here: Melanin Haircare Webinar Replay

During the webinar, we explored the current traction of Melanin Haircare and discussed our vision for scaling to new heights. We also shared some exciting updates that you won't want to miss!

🌟 **Special Announcement:** We're excited to officially share that our Plumping Deep Conditioner has been named a 2024 Cosmopolitan Holy Grail Product! This is a testament to the quality and magic of our products. 🧴 🏆

As we continue on this exciting journey, we'd love for you to be a part of our growth. You can invest in Melanin Haircare starting at just $100 at wefunder.com/melaninhaircare/invest.

melanin haircare
Capital Department

Have questions or want to learn more? Check out our FAQ section below, or feel free to connect with us directly in the comments. Our Wefunder page also got a new look – let us know what you think!

Here's to the unstoppable future of Melanin Haircare! ✨

Best wishes,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

Quick Investment Round FAQ:

A lot of you have had questions regarding investing in Melanin Haircare. We've included answers to many of your questions below!

"How do I invest?"

To invest, follow these steps:
1. Visit https://wefunder.com/melaninhaircare/invest.
2. Enter your desired investment amount.
3. Enter or confirm your investor information.
4. Select your payment method.
5. Read through the "Legal Stuff."
6. And simply click "Complete Investment" to invest in Melanin Haircare!

"Can I increase my investment?"

Absolutely! You can invest as much as you want to, including increasing your current investment, as long as the round is still open.

"How do I increase my investment?"

To increase your investment, follow these steps:
1. Visit https://wefunder.com/portfolio and select Melanin Haircare.
2. Click on "Edit Your Investment" and enter the new total amount you wish to invest.

"Will there be another community investment round in the future?"

While we can't guarantee what the future holds, this round might be the only opportunity to join us as an investor. We decided to raise on Wefunder because so many of you asked us if you could invest, and we loved the idea of including our early supporters in our journey and expansion. Thank you for believing in our vision; together we can set a new gold standard in natural haircare.

- **Webinar Replay: LinkedIn Post**

What a turnout! It was fantastic to connect with over 380 new Melanin Haircare investors and our earliest supporters!

melanin haircare Capital Department

🎥 Missed the webinar? You can catch a replay here: Melanin Haircare Webinar Replay

During the webinar, we dove into our traction and vision to scale Melanin Haircare to new heights. We also shared some exciting updates you don't want to miss.

🌟 **Special Announcement:** We're incredibly proud to announce that Melanin Haircare's Plumping Deep Conditioner was just recognized as a 2024 @Cosmopolitan Holy Grail Product – a testament to the quality and effectiveness of our products! 🧴🏆

We'd love to count you in as we continue to grow. Invest in Melanin Haircare starting at $100 or increase your investment at wefunder.com/melaninhaircare/invest.

Have questions? Check out our FAQ section below or feel free to connect with us directly in the comments below.

Thank you for your support and for making our first webinar a hit! ✨

Best wishes,
Whitney White and Taffeta White
Co-Founders, Melanin Haircare

Quick Investment Round FAQ:

A lot of you have had questions regarding investing in Melanin Haircare. We've included answers to many of your questions below!

"How do I invest?"

To invest, follow these steps:

1. Visit https://wefunder.com/melaninhaircare/invest.
2. Enter your desired investment amount.
3. Enter or confirm your investor information.
4. Select your payment method.
5. Read through the "Legal Stuff."
6. And simply click "Complete Investment" to invest in Melanin Haircare!

"Can I increase my investment?"

Absolutely! You can invest as much as you want to, including increasing your current investment, as long as the round is still open.

"How do I increase my investment?"

To increase your investment, follow these steps:

1. Visit https://wefunder.com/portfolio and select Melanin Hiarcare.

2. Click on "Edit Your Investment" and enter the new total amount you wish to invest.

"Will there be another community investment round in the future?"
While we can't guarantee what the future holds, this round might be the only opportunity to join us as an investor. We decided to raise on Wefunder because so many of you asked us if you could invest, and we loved the idea of including our early supporters in our journey and expansion. Thank you for believing in our vision; together we can set a new gold standard in natural haircare.

- **Wefunder Update: Webinar Reminder 5/7**

- How are you able to maintain affordable pricing while ensuring high-quality and effective ingredients in your products?
- What marketing/advertising strategies do you plan to incorporate as you scale?
- What are the biggest challenges you anticipate in scaling your manufacturing and supply chain?
- How exactly will the funds raised in this round be used?
- What is your long-term vision for Melanin Haircare, and where do you see the company in the next 5 to 10 years?
- How do you plan to maintain a competitive edge in the growing natural haircare market?
- What steps are you taking to ensure that your products and operations are environmentally sustainable?
- How do you incorporate customer feedback into product development and business strategy?
- Could you provide more details on your revenue projections for 2024 and the key drivers behind these figures?

- **Wefunder Update: Webinar Reminder 5/7**

melanin haircare

Capital Department

don't forget!

melanin haircare

live investor webinar!

tomorrow may 8th

9am pt /12pm et





whitney white

ceo & co-founder



melanin haircare ™

JOIN US! ● LIVE

Exclusive Investor Webinar!

Tomorrow, May 8th
9am PT | 12pm ET



LIVE

Whitney White
Co-Founder & CEO
Melanin Haircare

Subject Line: Don't Miss Our Live Investor Webinar TOMORROW! ⏰

Hi Melanin Haircare Community and investors!

Exciting news! We've raised over $325K from 400+ investors. We can't wait to connect with all our new investors, and community of earliest supporters, at our live webinar this week! Spaces are filling up – if you haven't already, reserve your spot today! 💫

> **When:** Wednesday, May 8th at 9am PT/ 12pm ET
> **Who:** Co-Founder and CEO, Whitney White

What: Live discussion about the Melanin Haircare investment opportunity & + answer your questions LIVE
Where: Zoom Webinar

Join us as we dive into our remarkable traction and vision for Melanin Haircare. Don't miss out on the opportunity to get your questions answered and celebrate new perks and exciting announcements with us LIVE! 🎙️

Sign up for our live webinar today!

See you there,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **Webinar Reminder Email**

Subject Line: Join Us: Melanin Haircare Investor Webinar Tomorrow! ⏰

Hi [Name],

We can't wait to connect with all our new investors, and community of earliest supporters, at our live investor webinar **tomorrow May 8th at 9 am PT / 12 pm ET**! Spaces are filling up - if you haven't already, reserve your spot today.

We'll dive into our remarkable traction and vision for Melanin Haircare during the webinar. Don't miss out on the opportunity to get your questions answered and celebrate new perks and exciting announcements with us LIVE!

Sign up for our live webinar today!

See you there,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **Webinar Reminder LinkedIn Post 5/7**

In case you missed it, we're hosting a live webinar this week! 📅

We can't wait to connect with all our new investors and community of earliest supporters. Spaces are filling up - if you haven't already, reserve your spot today!

When: Wednesday, May 8th at 9am PT/ 12pm ET
Who: Me, CEO and Co-Founder Whitney White

What: ~~We'll talk about the~~ <mark>Live discussion about the</mark> Melanin Haircare investment opportunity ~~&~~ + answer your questions LIVE
Where: Zoom <mark>Webinar</mark>

Don't miss out on the opportunity to get your questions answered and celebrate new perks and exciting announcements with us LIVE! 💫

See you there,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

> **In the comments:** Sign up here
> →https://us06web.zoom.us/webinar/register/WN_VDb_JU-3TwOuXmNenVpYYA#/registration

- <mark>**Cold Outreach**</mark>

Subject Line Options:
Invest in Melanin Haircare: $23.5M in Revenue; $106B Market Opportunity
Invest in Melanin Haircare: $23.5M in Revenue in a $106B Market

Touchpoint 1:

Hi [Name],

Whitney White here, Co-Founder and CEO of Melanin Haircare. As we experience accelerated growth, we've strategically opened an investment round to scale production to meet exceeding customer demand. Are you interested in joining?

We're transforming the $106B global haircare industry with our award-winning natural haircare solutions, sold in international prestige beauty retailers.

Key highlights:

- $23.5M in revenue generated with $0 traditional advertising spend
- International partnerships with Ulta, Ulta at Target, Sephora, Space NK, Selfridges, and Cult Beauty
- $106B global haircare market with a 10.4% CAGR
- On track to $8M in 2024 revenue
- Led by a team from beauty's biggest names including Amika, Kristin Ess, Sunbum, Smashbox, and Briogeo.

We're carving out a portion of the round for angel investors interested in investing alongside top VCs, VMG Partners and Rose Parks, who have backed Function of Beauty, K18, and Drunk Elephant.

I'd love to count you in. Are you free for a quick chat about the opportunity this week or next?

Best,
Whitney White
Co-Founder, CEO of Melanin Haircare

Touchpoint 2:

Hi [Name],

Circling back here to get your thoughts on participating in Melanin Haircare's investment round.

Melanin Haircare is poised to be a disruptive force in the $106B global haircare market with award-winning products, $23.5M+ in lifetime revenue, international distribution in prestige beauty retailers, and demand exceeding supply. Backed by visionary VCs that have invested in industry-defining beauty brands like Function of Beauty, K18, and Drunk Elephant and a 48% repeat customer rate (23% avg. in beauty), we're on track to hit $8M in revenue this year.

If you, or anyone you know, is interested in investing, let's connect. Are you free sometime this week or next?

Best,
Whitney White
Co-Founder, CEO of Melanin Haircare

- **Wefunder Update 5/2: Shopify Roundtable**

Subject Line: Representing Boston as a Top Brand at Shopify's Roundtable! ✨

Hey team!

We're excited to share that Melanin Haircare was recently ~~honored with an invitation from Shopify to represent as a~~ chosen as one of *the* top Boston-based brands ~~at~~ to represent Shopify's best and most-diverse local businesses at a roundtable alongside Senator Edward J. Markey~~,~~ ! Senator Edward J. Markey is a key political figure known for his ~~advocacy on environmental issues and~~ commitment to consumer protection policy and advocacy on environmental issues. ⚖️🌍

melanin haircare   Capital Department

The roundtable provided us with a unique platform to share our ~~story and~~ insights while promoting our brand story, and contributing to important discussions on entrepreneurship, and how local governance can support small business growth and ~~sustainability.~~ those of diverse communities when up against large corporations. Speaking with Senator Markey was particularly impactful as it allowed us to discuss potential regulatory changes and advocate for more support for fellow small and BIPOC-owned businesses. ~~💪~~💪

We are incredibly proud of how far we've come as a community-focused brand~~.~~, and we share this ~~This~~ recognition ~~is not just for~~ of what Melanin Haircare has been able to, and will continue to achieve, ~~but for~~ with each one of you who has joined us on this incredible journey. ~~🫶~~🫶

We would love to have you by our side~~.~~ as we continue to accomplish incredible feats! Invest or increase your investment today → wefunder.com/melaninhaircare

And together, ~~Together,~~ we ~~are paving~~ will pave the way for a more inclusive and sustainable future in beauty. ✨

Warm regards,
Whitney White and Taffeta White
Co-Founders of Melanin Haircare

- **Wefunder Update 5/1: Webinar Invite**


melanin haircare
live investor webinar!
wednesday, may 8th
9am pt /12pm et
melanin
melanin
melanin


whitney white
ceo & co-founder

Subject: You're Invited! Exclusive Investor Webinar

Hi Melanin Haircare Community, Investors, and Potential Investors!

First of all, thank you. It's been an exciting time here at Melanin Haircare since we kicked off our community investment round. Our team has been blown away by the support – in just a few weeks, we've raised over $300K from 430 of you! 💫

We know that a lot of you have questions about the opportunity and investing. We want to make sure you get those questions answered, plus we have some exciting updates we can't wait to share with you. That's why we're hosting our first, exclusive investor webinar for Melanin Haircare customers, partners, and supporters on **May 8th at 9am PT/ 12pm ET!**

During the event, you'll hear from me [Melanin Haircare CEO], about our traction and our vision for Melanin Haircare. Plus, we'll be announcing new perks and exciting product updates. You'll also get a chance to get your questions answered LIVE!

Don't miss out! **Space is limited! Sign up today to reserve your spot.** 📅

I can't wait to see you there!

All the best,

Whitney White
Co-Founder, CEO of Melanin Haircare

- **Webinar Invite Email - Newsletter**

Subject Line: You're Invited! Exclusive Melanin Haircare Webinar!

Hi [Name],

It's been an exciting time here at Melanin Haircare since we kicked off our community investment round. Our team has been blown away by the support – in just a few weeks, we've raised over $300K from 430 investors!

We know that a lot of you have questions about the opportunity and investing. We want to make sure you get those questions answered, plus we have some exciting updates we can't wait to share with you. That's why we're hosting our first, exclusive investor webinar for Melanin Haircare customers, partners, and supporters on **May 8th at 9am PT/ 12pm ET!**

During the event, you'll hear from me [Melanin Haircare CEO], about our traction and our vision for Melanin Haircare. Plus, we'll be announcing new perks and exciting product updates. You'll also get a chance to get your questions answered LIVE!

Don't miss out! **Space is limited! Sign up today to reserve your spot.** 📅

melanin haircare   Capital Department

I can't wait to see you there!

Whitney White
Co-Founder, CEO of Melanin Haircare

- ==**Webinar Invite Email - Existing Investors**==

Subject Line: You're Invited: Exclusive Melanin Haircare Webinar!

Hi [Name],

First of all, thank you. It's been an exciting time here at Melanin Haircare since we kicked off our community investment round on Wefunder. Our team has been blown away by the support – in just a few weeks, we've raised over $300K from 430 investors.

Next week, we're hosting our first, exclusive investor webinar for Melanin Haircare's earliest supporters, customers, and partners. This exclusive event will take place on **May 8th at 9am PT/ 12pm ET.**

During the event, we'll cover our traction to date, vision for Melanin Haircare, and announce new perks and exciting product updates. This is a great opportunity to engage with our community – the heart and soul of Melanin Haircare.

Space is limited! **Sign up today to reserve your spot.** 📅

I can't wait to see you there!

Whitney White
Co-Founder, CEO of Melanin Haircare

- ==**Webinar Invite LinkedIn Post**==

It's been an exciting time here at Melanin Haircare since we kicked off our community investment round on Wefunder. In just a few weeks, we've raised over $300K from 430 investors! 💫

We know that a lot of you have questions about the opportunity and investing. We want to make sure you get those questions answered, plus we have some exciting updates we can't wait to share with you. That's why we're hosting our first, exclusive investor webinar on **May 8th at 9am PT/ 12pm ET!**

During the event, you'll hear from our CEO, Whitney White, about our traction to date, vision for Melanin Haircare, and exciting new perks and product updates.

Join us and have your questions answered LIVE. **Space is limited – visit the link in the comments to secure your spot.** 📅

We can't wait to see you there!

> *In the comments:* Register here!
> https://us06web.zoom.us/webinar/register/WN_VDb_JU-3TwOuXmNenVpYYA#/registration

- **Wefunder Update 4/26: Sustainability Efforts**

Subject line: New Sustainability is Here! ♻️

Hi Melanin Haircare Community, Investors, and Potential Investors!

We're excited to share that our new sustainable packaging hit retail shelves this week!

~~Over the past six months, we've successfully transitioned~~ This past year, we've been diligently transitioning our entire wetline away from our ~~traditional~~ original virgin plastic containers to new ~~ones~~, more sustainable options, ~~made with~~ comprised of 30% post-consumer recycled (PCR) material!

For those unfamiliar, PCR is recycled plastics from discarded household and commercial items such as bottles, caps, and jugs. PCR is an environmentally-friendly solution that gives single-use materials, that would otherwise fill landfills, a second life.

~~This change allows us to~~ Our product assortment is currently small, but mighty, making this the perfect time to make this transition within the early stages of our business, in order to ~~significantly~~ lower our carbon footprint and be more sustainable! ~~Transitioning to 30% PCR is just a small step in our sustainability journey!~~ We were able to procure new 30% PCR packaging that looks very similar to our old virgin plastic containers, maintaining the sleek, transparent design you know and love - but now with a more eco-friendly composition.

This is just one additional step we've taken to have a more sustainable and environmentally-friendly operation. As a small business, it was no simple task to make this transition, but we are committed to staying educated, and making necessary changes, one step at a time. Here are some ~~plant-friendly changes~~ environmentally-friendly updates we've made so far:

📦 **From Plastic to Paper:** We've replaced plastic bubble wrap with the more-sustainable ~~card~~ paper filler ~~option for~~ within all our shipments. This switch not only reduces plastic waste but also supports recycling initiatives.

♻️ **30% PCR Packaging**: All of our ~~products now come in containers made from~~ wetline product packaging is now comprised of 30% post-consumer recycled materials, reducing the ~~need for new plastic production~~ amount of new plastics being produced and lessening our environmental impact.

🌱 **Ongoing Sustainability ~~Talks~~ Focus**: We are ~~in continuous discussions to further~~ committed to continue furthering our sustainability efforts, exploring even higher percentages of PCR materials where possible, ~~and other eco-friendly alternatives~~ while keeping our fingers on the pulse of the industry, and **seeing** what updates are available to us at every step.

We understand the importance of taking these steps and are ~~committed~~ dedicated to incorporating sustainability measures, not just for our current community but for future generations.

If you haven't joined us yet, there's no better time as we continue to grow and innovate. Invest or increase your investment today! → wefunder.com/melaninhaircare 🚀✨

Thank you for your unwavering support. Here's to the future of ~~luxurious~~ award-winning, sustainable, and effective natural haircare!

Warm Regards,

Whitney White and Taffeta White

Co-Founders of Melanin Haircare